Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE YEAR-TO-DATE 2009 ADV UP THREE PERCENT;

June 2009 Daily Volume Averages 4.2 Million Contracts, Down 14 Percent

CHICAGO, July 1, 2009 — The Chicago Board Options Exchange (CBOE) today announced that average daily volume (ADV) year to date through June 2009 was 4.6 million contracts, up three percent from 4.5 million contracts for the same period in 2008. During the first six months of 2009, nearly 570.0 million contracts changed hands — up two percent from the same six-month period a year ago when 558.0 million contracts were traded.

In June 2009, CBOE ADV totaled 4.2 million contracts, down 14 percent from an average 4.9 million contracts traded per day in June 2008, the busiest June in CBOE’s history.  More than 92.5 million contracts were traded in June 2009, down ten percent from June 2008 volume of 103.3 million contracts.

Total June 2009 equity options trading volume at CBOE was 52.1 million contracts, down four percent from 54.4 million contracts traded in June 2008.   Daily trading volume in equity options during June 2009 averaged 2.4 million contracts, an eight-percent decrease from an average 2.6 million contracts traded per day in June 2008.

Index options volume at CBOE totaled 18.0 million contracts in June 2009, a 12-percent decrease from June 2008 when 20.5 million contracts were traded. Average daily trading volume in cash-settled index options at CBOE in June 2009 was nearly 820,000 contracts, down 16 percent compared to ADV of 978,000 contracts in June 2008.

Total ETF options volume at CBOE in June 2009 totaled 22.4 million contracts, down 21 percent from a year ago when 28.4 million contracts changed hands. ETF options daily volume at CBOE averaged one million contracts in June, a 25-percent drop from June 2008 ADV of 1.4 million contracts.

Expanded information on June index and ETF options volume is available at http://www.cboe.com/data/monthlyvolume.aspx.

	June 2009 Volume (22 days)	% Change vs June 2008 (21 days)	% Change vs. May 2009 (20 days)	Year-To-Date Volume (124 days)	% Change vs 2008 (125 days)
Industry Total	315,656,061	4%	0%	1,815,316,203	5%
CBOE Total	92,536,123	-10%	-7%	569,980,817	2%
CBOE Total ADV	4,206,187	-14%	-15%	4,596,619	3%
Equity	52,130,150	-4%	-11%	323,677,124	10%
Equity ADV	2,369,552	-8%	-19%	2,610,299	11%
Cash-Settled Index	18,028,160	-12%	8%	106,219,417	-8%
Cash-Settled Index ADV	819,462	-16%	-2%	856,608	-7%
ETF Options	22,377,150	-21%	-6%	140,078,912	-6%
ETF Options ADV	1,017,143	-25%	-15%	1,129,669	-5%
Exchange Open Interest	246,636,065	-9%	-3%	—	—

— more —

CBOE YTD Market Share 31.4 Percent; June Market Share 29.3 Percent

CBOE Market Share	June 2009 Market Share	% Pt. Change vs June 2008	% Pt. Change vs May 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	29.3%	-4.7%	-2.2%	31.4%	-0.7%
Equity	26.6%	-2.7%	-0.9%	28.1%	1.9%
Index	90.9%	4.0%	0.7%	90.6%	3.5%
ETF	22.4%	-7.5%	-6.2%	25.6%	-5.2%

CBOE’s market share of total industry volume year to date is 31.4 percent, down 0.7 of a percentage point from the same period in 2008. In June 2009 CBOE market share was 29.3 percent, down 4.7 percentage points from June 2008 and 2.2 percentage points from May 2009.  CBOE recorded a 90.9-percent market share in cash-settled index options, up four percentage points from June 2008 and up 0.7 of percentage point from May 2009.  CBOE market share for equity options during June was 26.6 percent, down 2.7 percentage points from June 2008 and down 0.9 of a percentage point from May 2009.  CBOE ETF options market share was 22.4 percent in June was 22.4 percent, down 7.5 percentage points from June 2008 and down 6.2 percentage points from May 2009.

June Highlights:

•                  The top five most actively traded equity options during June were Citigroup, Inc. (C), Bank of America (BAC), General Electric (GE), Apple (AAPL), and Research in Motion Limited (RIMM).

•                  The top five most actively traded index and ETF options at CBOE during June were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index (options) (VIX), and iShares Russell 2000 Index Fund (IWM).

•                  The CBOE Futures Exchange, LLC (CFE) announced that average daily volume during June was the highest to date during 2009, while total trading volume at CFE reached its highest level since October 2008.  The 3,012 contracts traded per day during June was an increase of six percent from 2,836 contracts traded during May 2009.  Total trading volume during June 2009 was 66,254 contracts, 17 percent ahead of the previous month when 56,728 contracts changed hands.  Compared to a year ago, June 2009 total volume fell 33 percent from 99,501 contracts traded in June 2008.  June 2009 volume in VIX futures, based on the CBOE Volatility Index (ticker VX), totaled 65,007 contracts, an increase of 18 percent from 55,092 contracts traded during the previous month, but a decline of 30 percent from 93,075 contracts traded in June 2008.

•                  At the CBOE Stock Exchange (CBSX), June 2009 trading volume totaled 403,865,477 shares, up 55 percent over June 2008 volume of 260,865,659 million shares.  June average daily volume at CBSX was 18,357,522 shares.

•                  During June, two CBOE memberships changed hands, the highest of which sold for $1.9 million.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, HyTS®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s website, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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